# Form C

## Cover Page

Name of issuer:

Care Access PBC

Legal status of issuer:

> Form:   Other
> Other (specify):   Public Benefit Corporation
> Jurisdiction of Incorporation/Organization:   DE
> Date of organization:   5/8/2025

Physical address of issuer:

1215 19TH ST NW
Washington DC 20036

Website of issuer:

https://careverse.ai

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Convertible Note

Target number of securities to be offered:

50,000

Price:

$1,000000

$1,000000

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1; each investment is convertible to one share of stock as described under Item 13.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$5,000,000.00

Deadline to reach the target offering amount:

4/30/2026

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

Current number of employees:

5

|  | Most recent fiscal year-end: | Prior fiscal year-end: |
| --- | --- | --- |
| Total Assets: | $0.00 | $0.00 |
| Cash & Cash Equivalents: | $0.00 | $0.00 |
| Accounts Receivable: | $0.00 | $0.00 |
| Current Liabilities: | $0.00 | $0.00 |
| Non-Current Liabilities: | $0.00 | $0.00 |
| Revenues/Sales: | $0.00 | $0.00 |
| Cost of Goods Sold: | $0.00 | $0.00 |
| Taxes Paid: | $0.00 | $0.00 |
| Net Income: | $0.00 | $0.00 |

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

# Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

## THE COMPANY

1. Name of issuer:

Care Access PBC

## COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

**INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.**

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

## DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

| Director | Principal Occupation | Main Employer | Year Joined as Director |
|---|---|---|---|
| Alexander Shchekin | CEO and Founder | Care Access PBC | 2025 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

## OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

| Officer | Positions Held | Year Joined |
|---|---|---|
| Max Zakopailov | Vice President | 2025 |
| Alexander Shchekin | CEO | 2025 |
| Abby Berens | CMO | 2025 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

*INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.*

## PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

| Name of Holder | No. and Class of Securities Now Held | % of Voting Power Prior to Offering |
|---|---|---|
| Alexander Shchekin | 5000.0 Common Shares | 100.0 |

*INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.*

*To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.*

## BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

*INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.*

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan.* ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

## RISK FACTORS

**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> CareVerse operates in and adjacent to healthcare, which is a highly regulated sector. Changes in laws, cross-border data privacy rules, or health compliance requirements could delay expansion or require major changes to the platform.
>
> While we believe there's strong global demand for easier care access, the rate at which users adopt a new model of care discovery and navigation may be slower than expected, especially in regions unfamiliar with tech-driven solutions.
>
> As a growing company, CareVerse's success depends on our ability to scale quickly across languages, markets, and care types. Operational missteps, hiring delays, or underperformance could impact our growth trajectory.
>
> We face competition from both established health platforms and emerging AI health startups. Larger players may adopt similar strategies or outspend us on user acquisition, reducing our market share.
>
> CareVerse's core experience depends on technology—including AI systems and third-party integrations. Technical failures, data breaches, or system downtime could damage user trust and slow our momentum.
>
> Although we are raising funds to support global expansion, additional capital may be required. If we cannot secure future funding on favorable terms, it may limit our ability to grow or sustain operations.

may limit our ability to grow or sustain operations.

Prior resolved litigation could divert management attention and could adversely affect our ability to develop and commercialize products. Our founder faced claims of violation of the Securities Act of 1933, as amended, in 2015 in connection with a previous business. Each claim was dismissed in early 2017, such that no claims from these prior cases remain viable. If any claimant from a prior action reiterates his claims against the founder or his prior business enterprise, even if moot or frivolous, it could divert the attention of management to address the reiterated claims.

*We may not succeed in our development efforts.*
We commenced operations in 2025 and are pre-revenue.
We may fail to develop our products on schedule, or at all. If this were to occur, our costs would increase and our ability to generate revenue could be impaired.

We operate in an intensely competitive business environment. We may not be as successful as our competitors incorporating AI into our business or adapting to a rapidly changing marketplace.
Our competitors may be larger, more diversified, better funded, and have access to more advanced technology, including AI. These competitive advantages may enable our competition to innovate better and more quickly, to compete more effectively on quality and price, causing us to lose business and profitability. Increased interest in AI may increase our competition and disrupt our business model. AI may lower barriers to entry in our industry and we may be unable to effectively compete with the products or services offered by new competitors. AI-related changes to the products and services on offer may affect our customers' expectations, requirements, or tastes in ways we cannot adequately anticipate or adapt to, causing our business to lose sales, market share, or the ability to operate profitably and sustainably.

Attracting, managing, and retaining well-qualified AI talent is critical to our success.
The competition for top AI talent is intense and growing. AI has been a niche, specialized area understood by a relatively small number, limiting the pool of highly skilled AI personnel from which we and other companies might recruit. Our competition may have access to greater financial and technological resources, giving them a competitive advantage in recruiting, motivating, and retaining these sought-after AI professionals. Our competitors may employ more highly skilled AI personnel, or they may recruit our key talent away from us, disrupting our business.

Although AI programs have been in development for decades, it remains an evolving, unproven technology with tremendous, disruptive potential that only recently experienced sufficient advancements to enable its more widespread availability and use.
One of the keys to using AI to best advantage, and thus being competitive, depends upon the quality of the data set on which the AI program is trained and the associated algorithm through which the data is interpreted. Poor, incomplete, or extraneous data will compromise an AI program's usefulness, as will a flawed algorithm. These shortcomings will compromise the AI even if there are no issues with the technology powering the AI. The potential loss or misuse of personal data that forms part of any data set and was collected, used, stored, or transferred by a company to run its business could result in significantly increased business and security costs, a damaged reputation, administrative penalties such as HIPAA, or costs related to defending legal claims.

Our AI programs may be costly and require significant expertise to develop, may be difficult to set up and manage, and require periodic upgrades.
The rapid pace of AI technological change may alter in unanticipated ways the competitive environment in which we use AI or offer AI services and to which we may struggle to adapt. We may find efficiencies and insights derived from AI to be smaller than anticipated, or elusive entirely. Competing technologies may prove superior and less expensive. There is also a risk that we may not have access to the significant financial, scientific, talent, and personnel resources to adequately incorporate ongoing advancements into our AI, including access to the licensing of key intellectual property from third parties who have no obligation to make their technology available at any price.

Because we expect to derive substantially all of our revenue from subscriptions to our AI Software and support services, failure of our AI solutions to satisfy customer demands or to achieve increased market acceptance would adversely affect our business, results of operations, financial condition, and growth prospects.
We expect to derive substantially all of our revenue from subscriptions to our software and support services. As such, the market acceptance of our AI solutions is critical to our continued success. We expect that the needs of our customers will continue to rapidly change and increase in complexity. We will need to improve the functionality and performance of our AI Software

continually to meet those rapidly changing, complex demands. If we are unable to continue to meet customer demands or to achieve more widespread market acceptance of our solutions, our business operations, financial results, and growth prospects will be materially and adversely affected

Our AI Software and applications, features, and functionality that we may introduce in the future, may not be widely accepted by our customer's which may lower our margins and harm our business.

Our ability to engage, retain, and increase our base of customers and to increase our revenue will depend on our ability to successfully create new applications, features, and functionality, both independently and together with third parties. We may introduce significant changes to our AI Software or develop and introduce new and unproven applications, including technologies with which we have little or no prior development or operating experience. These new applications and updates may fail to engage, retain, and increase our base of customers or may suffer from lag in adoption. New applications may initially suffer from performance and quality issues that may negatively impact our ability to market and sell such applications to new and existing customers. The short- and long-term impact of any major change to our AI Software, or the introduction of new applications, is particularly difficult to predict. If new or enhanced applications fail to engage, retain, and increase our base of customers, we may fail to generate sufficient revenue, operating margin, or other value to justify our investments in such applications, any of which may harm our business.

We may not be able to obtain, maintain and protect certain proprietary rights necessary for the development and commercialization of our products or product candidates.

Our commercial success will depend in part on obtaining and maintaining intellectual property protection on our solutions and successfully defending against third-party challenges. Our ability to commercialize our products will also depend in part on the patent positions of third parties, including those of our competitors. We could incur substantial costs in litigation if we are required to defend against patent suits brought by third parties, or if we initiate suits to protect our patent rights.

Over time, we will lose our ability to rely upon the intellectual property we currently own to prevent competing products and solutions, which may impair our ability to generate revenue.

We will be subject to competition from third parties, which could impair our ability to generate revenue.

Litigation or third-party claims of intellectual property infringement could require us to spend substantial time and money and could adversely affect our ability to develop and commercialize products.

Our commercial success depends in part on our ability and the ability of our collaborators to avoid infringing patents and proprietary rights of third parties. Third parties may accuse us or our collaborators of employing their proprietary technology in our solutions, or in the processes used to research or develop our products, without authorization. Any legal action against our collaborators or us claiming damages and/or seeking to stop our commercial activities relating to the affected solutions could, in addition to subjecting us to potential liability for damages, require our collaborators or us to obtain a license to continue to utilize the affected materials or processes or to manufacture or market the affected products. We cannot predict whether we, or our collaborators, would prevail in any of these actions or whether any license required under any of these patents would be made available on commercially reasonable terms, if at all. If we are unable to obtain such a license, we, or our collaborators, may be unable to continue to utilize the affected solutions or we may be obligated by a court to pay substantial royalties and/or other damages to the patent holder. Even if we are able to obtain such a license, the terms of such a license could substantially reduce the commercial value of the affected solutions and impair our prospects for profitability. Accordingly, we cannot predict whether or to what extent the commercial value of the affected solutions or our prospects for profitability may be harmed as a result of any of the liabilities discussed above. Furthermore, infringement and other intellectual property claims, with or without merit, can be expensive and time-consuming to litigate and can divert management's attention from our core business.

If the owners of intellectual property that we license fail to maintain the intellectual property, we may lose our rights to develop our solutions.

We generally do not control the patent prosecution of intellectual property that we license from third parties. Accordingly, we are unable to exercise the same degree of control over this intellectual property as we would exercise over intellectual property that we own, and, as a result, we may lose our rights to such intellectual property and incur substantial costs.

If our employees, consultants and vendors do not comply with their confidentiality agreements or our trade secrets otherwise become known, our confidentiality agreements or our trade secrets otherwise become known, our ability to generate revenue and profits may be impaired.

Patent prosecution may not be appropriate or obtainable for certain of our technologies, and we may instead protect such proprietary information as trade secrets. We protect these rights mainly through confidentiality agreements with our corporate partners, employees, consultants and vendors. These agreements generally provide that all confidential information developed or made known to an individual or company during the course of their relationship with us will be kept confidential and will not be used or disclosed to third parties except in specified circumstances. In the case of employees and consultants, our agreements generally provide that all inventions made by the individual while engaged by us will be our exclusive property. We cannot be certain that these parties will comply with these confidentiality agreements, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or be independently discovered by our competitors. If our trade secrets become known, we may lose a competitive advantage and our ability to generate revenue may therefore be impaired.

Budget or cash constraints may force us to delay our efforts to develop certain solutions in favor of developing others, which may prevent us from meeting our stated timetables and commercializing those solutions as quickly as possible, or take certain cost saving efforts that could harm our financial results.

Because we are an emerging company with limited resources, and because research and development is an expensive process, we must regularly assess the most efficient allocation of our research and development resources. Accordingly, we may choose to delay our research and development efforts for a promising solution candidate to allocate those resources to another program, which could cause us to fall behind our initial timetables for development of certain solution candidates. As a result, we may not be able to fully realize the value of some of our solution candidates in a timely manner, since they will be delayed in reaching the market, or may not reach the market at all.

Due to cash constraints or for strategic business reasons we may decide to take certain actions that reduce our expenses.

If we fail to obtain the capital necessary to fund our operations, we will be unable to successfully execute our business plan.

We believe proceeds from our current offering will be sufficient to fund our operating expenses and capital requirements under our current business plan through at least the end of 2025. However, our current plans and assumptions may change, and our capital requirements may increase. We have no committed sources of capital and do not know whether additional financing will be available when needed, or, if available, that the terms will be favorable to our stockholders or us. If additional funds are not available, we may be forced to delay or curtail operations or obtain funds through collaborative arrangements that may require us to relinquish commercial rights or potential markets, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we will not be able to successfully execute our business plan.

Insurance coverage is increasingly difficult to obtain or maintain.

First- and third-party insurance is increasingly more costly and narrower in scope, and we may be required to assume more risk in the future. If we are subject to third-party claims or suffer a loss or damage in excess of our insurance coverage, we may be required to share that risk in excess of our insurance limits. Furthermore, any first- or third-party claims made on our insurance policies may impact our future ability to obtain or maintain insurance coverage at reasonable costs, if at all.

Failure to attract, retain and motivate skilled personnel and cultivate key academic collaborations will delay our product development programs and our business development efforts.

Our success depends on our continued ability to attract, retain and motivate highly qualified management and development personnel. Competition for personnel collaborations is intense. We are highly dependent on our current management and key technical personnel, as well as the other principal members of our management. None of our employees, including members of our management team, has a long-term employment contract, and any of our employees can leave at any time. Our success will depend in part on retaining the services of our existing management and key personnel and attracting and retaining new highly qualified personnel. In addition, we may need to hire additional personnel and develop additional academic collaborations if we expand our research and development activities. We do not know if we will be able to attract, retain or motivate personnel. Our inability to hire, retain or motivate qualified personnel would harm our business.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be

> adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.
>
> Abby Berens is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

*INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.*

# The Offering

### USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

| | |
|---|---|
| If we raise: | **$50,000** |
| Use of Proceeds: | 92.1% product development, 7.9% Wefunder Fee |

---

| | |
|---|---|
| If we raise: | **$5,000,000** |
| Use of Proceeds: | 32.1% Product Development & AI InfrastructureBuilding and refining core features, multilingual triage, global search, and mobile/web apps 20%  Global Launch & MarketingCampaigns across key regions, onboarding users and providers, and brand awareness 15% – Strategic Hires & Team ExpansionEngineering, compliance, partnerships, and customer support 10% – Regulatory & LegalGlobal healthcare compliance, privacy, licensing, and legal structure 10% – Operations & AdminSystems, tools, and daily execution at scale 5% – Contingency & ReserveFor unexpected costs or critical scaling needs, 7.9% Wefunder Fee |

*INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.*

### DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

**NOTE: Investors may cancel an investment commitment until 48 hours prior to**

the deadline identified in these offering materials.

**The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).**

**If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.**

**If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.**

**An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.**

**If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.**

**If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.**

**Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.**

**The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.**

**If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

# Ownership and Capital Structure

**THE OFFERING**

13. Describe the terms of the securities being offered.

Convertible note with $50,000,000.00 valuation cap; 8.0% interest. See exact security attached as Appendix B, Investor Contracts.

**Type of Security:** Convertible Promissory Notes ("Notes").

**Amount to be Offered:** The goal of the raise is $5,000,000.00

**Valuation Cap:** $50,000,000.00

**No Discount Rate**

**Maturity Date:** 24 months from the Effective Date.

**Interest Rate:** 8.0%. Interest shall commence with the date of the convertible note and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for

the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after the Maturity Date.

**Early-Bird & VIP Investors:** Investors investing in the first $200,000.00, will receive a valuation cap of $45,000,000.00. Wefunder VIP investors will be entitled to these terms for the entire duration of the offering, even if the threshold limit noted above is met.

### Conversion and Repayment

### (a) Conversion Upon Qualified Financing

In the event that the Company issues and sells shares of its preferred stock to investors (the "Investors") on or before the Maturity Date in an equity financing with total proceeds to the Company of not less than $1,000,000 (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)) (a "Qualified Financing"), then the outstanding principal amount of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into preferred stock sold in the Qualified Financing at a conversion price per share equal to the cash price paid per share for preferred stock by the Investors in the Qualified Financing. The issuance of preferred stock pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to preferred stock sold in the Qualified Financing.

### (b) Optional Conversion at non-Qualified Financing

In the event the Company consummates, on or before the Maturity Date, an equity financing pursuant to which it sells its equity securities in a transaction for capital raising purposes that does not constitute a Qualified Financing, then the Majority Holders shall have the option to treat such equity financing as a Qualified Financing on the same terms set forth herein and thereby convert the outstanding principal amount of the Notes and any unpaid accrued interest into the equity securities issued in such equity financing on the same terms and conditions as would otherwise apply to conversion of the Notes into shares of preferred stock in a Qualified Financing.

### (c) Maturity Date Conversion

In the event that this Note remains outstanding on the Maturity Date, then the outstanding principal balance of this Note and any unpaid accrued interest shall automatically without any further action by the Holder convert as of the Maturity Date into shares of the Company's common stock at a conversion price per share equal to the quotient resulting from dividing $50,000,000 (or $45,000,000 for Wefunder VIPs and the first $200,000 of investments) by the number of outstanding shares of common stock of the Company as of the Maturity Date (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, including all shares of common stock reserved and available for future grant under any equity incentive or similar plan of the Company, but excluding the shares of equity securities of the Company issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)).

### (d) Change of Control

If the Company consummates a Change of Control (as defined below) while this Note remains outstanding, the Company shall repay the Holder in cash in an amount equal to the outstanding principal amount of this Note plus any unpaid accrued interest on the original principal; provided, however, that upon the written election of the Holder made not less than 5 days prior to the Change of Control, the Company shall convert the outstanding principal balance of this Note and any unpaid accrued interest into shares of the Company's common stock at a conversion price per share equal to the quotient resulting from dividing $50,000,000 (or $45,000,000 for Wefunder VIPs and the first $200,000 of investments) by the number of outstanding shares of common stock of the Company immediately prior to the Change of Control (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)). For purposes of this Note, a "Change of Control" means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock of the Company immediately prior to such consolidation, merger or reorganization continue to represent a majority of the voting power of the surviving entity immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided that a Change of Control shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted or a combination thereof. The Company shall give the Holder notice of a Change of Control not less than 10 days prior to the anticipated date of consummation of the Change of Control. Any repayment pursuant to this paragraph in connection with a Change of Control shall be subject to any required tax withholdings, and may be made by the Company (or any party to such Change of Control or its agent) following the Change of Control in connection with payment procedures established in connection with such Change of Control.

### (e) Procedure for Conversion

In connection with any conversion of this Note into capital stock, the Holder shall surrender this Note to the Company and deliver to the Company any documentation reasonably required by the Company (including, in the case of a Qualified Financing, all financing documents executed by the Investors in connection with such Qualified Financing). The Company shall not be required to issue or deliver the capital stock into which this Note may convert until the Holder has surrendered this Note to the Company and delivered to the Company any such documentation. Upon the conversion of this Note into capital stock pursuant to the terms hereof, in lieu of any fractional shares to which the Holder would otherwise be entitled, the Company shall pay the Holder cash equal to such fraction multiplied by the price at which this Note converts.

**(f) Interest Accrual.** If a Change of Control or Qualified Financing is consummated, all interest on this Note shall be deemed to have stopped accruing as of a date selected by the Company that is up to 10 days prior to the signing of the definitive agreement for the Change of Control or Qualified Financing.

### Senior Indebtedness

The indebtedness evidenced by this Note is subordinated in right of payment to the prior payment in full of any Senior Indebtedness in existence on the date of this Note or hereafter incurred. "Senior Indebtedness" shall mean, unless expressly subordinated to or made on a parity with the amounts due under this Note, all amounts due in connection with (i) indebtedness of the Company to banks or other lending institutions regularly engaged in the business of lending money (excluding venture capital, investment banking or similar institutions and their affiliates, which sometimes engage in lending activities but which are primarily engaged in investments in equity securities), and (ii) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.

### VIP Bonus

CAREVERSE™ AI — POWERED BY CARE ACCESS PBC. will offer a discount to the normal terms listed in this Form C for all investments that are committed by investors who are part of Wefunder, Inc's VIP program. This means eligible Wefunder investors will receive a discount for any securities they purchased in this offering. For more specific details on the company's discount, please review the description of the terms above.

The discount is only valid until the offering closes. Investors eligible for the bonus will also receive priority if they are on a waitlist to invest and the company exceeds its maximum funding goal. They will be given the first opportunity to invest if space in the offering becomes available due to the cancellation or failure of previous investments.

### Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

**Voting Rights**

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

**Proxy to the Lead Investor**

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

**Restriction on Transferability**

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

Any term of this Note may be amended or waived with the written consent of the Company and the Holder. In addition, any term of this Note may be amended or waived with the written consent of the Company and the Majority Holders. Upon the effectuation of such waiver or amendment with the consent of the Majority Holders in conformance with this paragraph, such amendment or waiver shall be effective as to, and binding against the holders of, all of the Notes, and the Company shall promptly give written notice thereof to the Holder if the Holder has not previously consented to such amendment or waiver in writing; provided that the failure to give such notice shall not affect the validity of such amendment or waiver.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and

B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

**RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:**

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

**DESCRIPTION OF ISSUER'S SECURITIES**

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|
| Common Stock | 9999 | 5000 | Yes ⌄ |

| Class of Security Warrants: | Securities Reserved for Issuance upon Exercise or Conversion |
|---|---|
| Options: | Total Pool:　　　　　　Issued: 2,000 |

Describe any other rights:

The company has not yet authorized preferred stock, which investors in the note (if converted) will receive. Preferred stock has liquidation preferences over common stock.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition

could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

**The shareholders** have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares. As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 100% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $50,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we

our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the

- market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None.

*INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.*

25. What other exempt offerings has the issuer conducted within the past three years?

| Offering Date | Exemption | Security Type | Amount Sold | Use of Proceeds |
|---|---|---|---|---|
| 7/2025 | Section 4(a)(2) | SAFE | $17,000 | General operations |
| 7/2025 | Section 4(a)(2) | SAFE | $17,000 | General operations |
| 9/2025 | Section 4(a)(2) | SAFE | $50,000 | General operations |

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

*INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.*

*Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation*

*described in Question 6 of this Question and Answer format.*

*The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.*

*Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.*

# FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

**Management's Discussion and Analysis of Financial Condition and Results of Operations**

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

**Overview**

The Company is a Public Benefit Corporation committed to expanding global access to personal, medical, wellness,
and pet care services. It achieves this mission through the development and deployment of ethical, multilingual, and
intelligent care navigation technologies. The Company's operations are centered on leveraging advanced digital
platforms and AI-driven solutions to connect individuals and families with tailored care resources across diverse regions
and languages.

**Milestones**

Care Access PBC was organized in the State of Delaware in May 2025.

Since then, we have:

- CAREVERSE™ centralizes care options and facts for clear and informed decisions
- Global integrations, tech and data partnerships make us a one of a kind platform for care access
- CAREVERSE™ enhances provider efficiency via automation, analytical insights, and vast global reach
- We provide an exhaustive global repository of medications, care options, and products
- Our AI system listens, reasons, and guides — ensuring optimal care selection for each individual
- A distinguished team of AI and healthcare innovators propels CAREVERSE™ global platform
- We represent a foundational AI for the $25 trillion global care economy, primed for innovation

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future

cannot reliably estimate how much revenue it will receive in the future.

**Historical Results of Operations**

Our company was organized in May 2025 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended May 8, 2025, the Company had revenues of $0.
- *Assets.* As of May 8, 2025, the Company had total assets of $0, including $0 in cash.
- *Net Income.* The Company has had net income of $0 through May 8, 2025.
- *Liabilities.* The Company's liabilities totaled $0 through May 8, 2025.

**Liquidity & Capital Resources**

To date, the Company has been funded by $150k in personal capital contributions by the founder, Alex Shchekin and $84,000 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

**Runway & Short/Mid Term Expenses**

Care Access PBC cash in hand is $11,000, as of October 2025. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month, for an average burn rate of $0 per month. Our intent is to be profitable in 10 months.

Since the date of our financials, Care Access PBC has begun preparations for a Regulation CF capital raise and has accelerated product development and operational planning. While no revenue has been generated to date, our founder has continued to personally fund core operations at an estimated burn rate of over $150,000 per month. These expenses have not yet been reflected in the company's books, as they are covered directly by the founder. No material liabilities have been incurred, and no outside investment has yet been received. The company remains pre-revenue but is actively building toward a public launch and global deployment.

We do not expect to generate revenue in the next 3–6 months. Our focus during this period is product finalization, onboarding care providers, and launching pilot programs. We anticipate monthly operating expenses of approximately $150,000–$200,000, primarily covering engineering, partnerships, compliance, and support.
To become revenue-generating, we estimate needing at least $1.5–$2 million in capital, which will fund our initial market launch, provider integrations, and consumer access features. We expect to begin generating revenue within 6–9 months of closing this funding round, with early monetization coming from platform fees, premium care navigation, and partnerships.

We are not currently profitable. As a newly formed company, Care Access PBC is still in the pre-revenue stage and focused on building and launching our core platform. Based on our current projections, we estimate needing approximately $5–7 million in total funding to reach profitability. This would cover development, global rollout, marketing, and team expansion over the next 18–24 months.
We expect to reach break-even and profitability by Year 3, assuming

successful fundraising and steady user growth. Our revenue model includes care navigation services, provider subscriptions, premium features, and enterprise partnerships. We are building toward a sustainable and scalable model with global impact.

To date, Care Access PBC has been self-funded by its founders, who have personally covered all operational expenses—including over $150,000 per month in early burn. We have not raised any outside capital yet, nor do we carry any institutional debt.
Throughout the Wefunder campaign, the founders will continue to personally fund the company's short-term operating needs to ensure continuity and momentum. We are also in active discussions with potential strategic partners and mission-aligned grant sources to supplement this raise. Our goal is to close this funding round efficiently to fuel product launch and early growth.

All projections in the above narrative are forward-looking and not guaranteed.

*INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.*

# FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Alexander Shchekin, certify that:

(1) the financial statements of Care Access PBC included in this Form are true and complete in all material respects ; and

(2) the financial information of Care Access PBC included in this Form reflects accurately the information reported on the tax return for Care Access PBC filed for the most recently completed fiscal year.



*Alexander Shchekin*
CEO and Founder

# STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

- i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
- ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
- iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering

statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        C. engaging in savings association or credit union activities? ☐ Yes ☑ No

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

    ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

**If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.**

*INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.*

*No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.*

# OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the

preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

*INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:*
*(a) a description of the material content of such information;*
*(b) a description of the format in which such disclosure is presented; and*
*(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.*

# ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://careverse.ai

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

# APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird
Early Bird Careverse EB Convertible Note
SPV Subscription Agreement
Careverse Convertible Note

Appendix C: Financial Statements

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Abby Berens
Alexander Shchekin
Max Zakopailov

Appendix E: Supporting Documents

ttw_communications_176329_185612.pdf

# Signatures

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

*The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.*

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird Careverse EB Convertible Note

SPV Subscription Agreement

Careverse Convertible Note

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Abby Berens

Alexander Shchekin

Max Zakopailov

Appendix E: Supporting Documents

ttw_communications_176329_185612.pdf

*Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.*

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

*The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.*

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

*I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.*

*As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.*

**Before you click on the button below, please review the information you have provided carefully.**

**We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.**

☑ **I verify the Form C is 100% accurate**
☑ **I agree to the Wefunder Listing Agreement**
☑ **I agree to the Lead Investor Agreement**
☑ **I agree to the Rule 3a-9 Undertakings Agreement**

---

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

Care Access PBC

By

*Alex Shchekin*

FOUNDER, CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

*Alex Shchekin*

FOUNDER, CEO
11/6/2025

*The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.*